Exhibit 2.1

EXECUTION VERSION

Dated 19 February 2015

BALL CORPORATION

BALL UK ACQUISITION LIMITED

-and-

REXAM PLC

CO-OPERATION AGREEMENT

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
Canary Wharf
London E14 5DS

TABLE OF CONTENTS

1.	Effectiveness and terms of the Acquisition	2

2.	Undertakings to fulfil Regulatory Pre-condition and obtain Clearances	2

3.	Implementation of the Acquisition	4

4.	Qualifications	9

5.	Information on Rexam and Ball and Responsibility for Information	9

6.	Conduct of Business	9

7.	Break Payment	11

8.	Obligations not implied	12

9.	Warranties	12

10.	Announcements	13

11.	Ball Guarantee	13

12.	Time of the Essence	14

13.	Termination	14

14.	Costs and expenses	15

15.	Remedies and Waivers	15

16.	Invalidity	16

17.	Notices	16

18.	General	17

19.	Governing Law	18

20.	Agent for service	18

THIS DEED is made the 19th day of February 2015.

AMONG:

(1)                                 BALL CORPORATION, a corporation registered in Indiana and whose registered office is at 10 Longs Peak Drive, P.O. Box 5000, Broomfield, Colorado 80021-2510, United States of America (“Ball”);

(2)                                 BALL UK ACQUISITION LIMITED, a private limited company registered in England and Wales with company number 9441371 and whose registered office is at c/o Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom (“Bidco”); and

(3)                                 REXAM PLC, a public limited company registered in England and Wales with company number 00191285 and whose registered office is at 4 Millbank, London SW1P 3XR (“Rexam”).

WHEREAS:

(A)                               Bidco, a wholly-owned subsidiary of Ball, proposes to announce an intention to make a recommended offer for the entire issued and to be issued share capital of Rexam on the terms of and subject to the conditions referred to in the Offer Announcement (as defined below).

(B)                               The parties to this agreement have agreed to take certain steps to effect completion of the Acquisition (as defined below) and are entering into this agreement to record their respective obligations relating to such matters.

THIS DEED WITNESSES AS FOLLOWS:

1.                                      Effectiveness and terms of the Acquisition

1.1                               The obligations of the parties under this Agreement, other than this sub-clause 1.1, clauses 9 (Warranties), 11 (Ball Guarantee), 14 (Costs and Expenses), 15 (Remedies and Waivers), 16 (Invalidity), 17 (Notices), 18 (General), 19 (Governing Law) and 20 (Agent for service) shall be conditional on the release of the Offer Announcement via a Regulatory Information Service at or before 8.00 a.m. on 19 February 2015, or such other date and time as may be agreed among the parties. This sub-clause 1.1, clauses 9 (Warranties), 11 (Ball Guarantee), 14 (Costs and Expenses), 15 (Remedies and Waivers), 16 (Invalidity), 17 (Notices), 18 (General), 19 (Governing Law) and 20 (Agent for service) shall take effect on and from the date of this Agreement.

1.2                               The terms of the Acquisition shall be as set out in the Offer Announcement (including the Conditions), together with such other terms as may be agreed by the parties in writing and, where required by the Code, approved by the Panel.  The terms of the Acquisition shall be set out in the Scheme Document or the Offer Document (as applicable).

2.                                      Undertakings to fulfil Regulatory Pre-condition and obtain Clearances

2.1                               Save with respect to filings and other productions or submissions of documents or information required by Law to be made by Rexam and without prejudice to Ball’s and Bidco’s obligations to consult and cooperate with Rexam set forth in this clause 2, Ball shall be responsible for:

2.1.1                                   determining the strategy for satisfying the Regulatory Pre-condition and obtaining any other Clearances; and

2.1.2                                   contacting and corresponding with the Relevant Authorities in relation to the Regulatory

Pre-condition and any other Clearances.

2.2                               Rexam undertakes to assist Ball in relation to satisfying the Regulatory Pre-condition and the Regulatory Conditions and obtaining the Proxy Approval and in communicating with any Relevant Authority in relation to the Clearances and the Proxy Approval and to promptly provide such information and assistance to Ball as Ball may reasonably require for the purposes of obtaining any Clearance and the Proxy Approval and making a submission, filing or notification to any Relevant Authority as soon as reasonably practicable.

2.3                               Notwithstanding any other provision of this Agreement to the contrary, during the Continuance Period:

2.3.1                                   Ball shall take or cause to be taken all steps necessary in order to satisfy the Regulatory Pre-condition and obtain the Clearances as promptly as possible, including to divest assets, properties or businesses (including any related tangible or intangible properties and customer contracts) and to enter into such other arrangements (including the enhancement or reconfiguration of any such assets, properties or businesses), unless doing so would, taking together all such commitments to the Relevant Authorities in the European Union and the United States of America (but only such commitments to the Relevant Authorities in the European Union and United States of America taken together), give rise to an Antitrust Material Adverse Effect;

2.3.2                                   Ball shall not effect or commit to effect any transaction which would be an alternative to, or inconsistent with, or would be reasonably likely to preclude, impede, or prejudice the effectiveness of any steps referred to in sub-clause 2.3.1;

2.3.3                                   nothing contained in this Agreement shall require either party or its respective Affiliates to take, or cause to be taken, any action with respect to the divestiture of any assets, properties or businesses of Rexam or any of its Affiliates, or Ball or any of its Affiliates, or any combination thereof, that is not conditional on completion of the Acquisition, except as otherwise agreed by the parties; and

2.3.4                                   nothing contained in this Agreement shall restrict the right of Ball to determine the strategy to obtain Clearances, including the timing and sequencing of any remedy discussions with Relevant Authorities.

2.4                               Each party undertakes to keep the other party reasonably informed of any developments which are material or potentially material to the obtaining of the Regulatory Pre-condition, other Clearances and the Proxy Approval.

2.5                               Each party undertakes to the other party, except to the extent that to do so is prohibited by the Relevant Authority or by Law (including, for the avoidance of doubt, with respect to Rexam, Rule 21.2 of the Code):

2.5.1                                   to provide as promptly as reasonably practicable, and in any event before any applicable deadline or due date, all such information as may reasonably be required by the other parties to determine in which jurisdictions any merger control or similar filing with a Relevant Authority may be necessary or desirable and for inclusion in any submission to any Relevant Authority for the purpose of obtaining the Clearances or the Proxy Approval and to provide all such other assistance as may reasonably be required in connection with obtaining the Clearances or the Proxy Approval, including assistance in connection with such pre-notification contacts with Relevant Authorities as Ball considers desirable or appropriate in the circumstances;

2.5.2                                   to provide, or procure the provision of, to the other parties (or their Advisers) draft copies of all filings, notifications, submissions, responses and significant communications to be made to any Relevant Authority in relation to obtaining any Clearance or the Proxy Approval, at such time as will allow the other parties (and their Advisers) a reasonable opportunity to provide comments on such filings, notifications, submissions, responses and communications before they are submitted or sent (and, in relation to any remedy proposal and to the extent practicable, provide any substantively new proposal in draft form to the other parties at least two (2) full Business Days in advance of the submission of such substantively new proposal to any Relevant Authority);

2.5.3                                   to have regard in good faith to comments made by the other parties (and their Advisers) on the filings, notifications, submissions, responses and communications provided pursuant to sub-clause 2.5.2;

2.5.4                                   to promptly notify the other parties (or their Advisers) of and provide copies of all filings, notifications, submissions, responses and communications in the form submitted or sent to any Relevant Authority by or on behalf of the other parties in relation to obtaining any Clearances or the Proxy Approval;

2.5.5                                   to use all reasonable endeavours to procure that each party and its Advisers are able to attend all meetings, hearings or telephone calls with any Relevant Authority in connection with obtaining the Clearances or the Proxy Approval and to make oral submissions during such meetings, hearings or telephone calls; and

2.5.6                                   to promptly notify the other parties (or their Advisers) of and provide copies of any communications (or in the case of non-written communications, reasonable details of the contents of any such communication) from any Relevant Authority in relation to obtaining any Clearances or the Proxy Approval.

2.6                               Ball undertakes to Rexam that it shall not, without the prior written consent of Rexam, invoke (or treat as incapable of satisfaction) the Condition referred to in Section 2(c) of Part 2 of Appendix I to the Offer Announcement (Brazilian CADE clearance).

3.                                      Implementation of the Acquisition

Ball’s and Bidco’s undertakings

3.1                               During the Continuance Period, each of Ball and Bidco undertakes to Rexam:

3.1.1                                   that it shall reasonably co-operate with Rexam and its Advisers and take or cause to be taken all such legally permissible steps as are within its power and are necessary or reasonably requested by Rexam to implement the Acquisition in accordance with, and subject to the terms and conditions (including the Conditions) of, the Offer Announcement, the Scheme Document or the Offer Document (as applicable); and

3.1.2                                   to keep Rexam reasonably informed of the progress towards satisfaction (or otherwise) of any Condition and if it is, or becomes aware of any matter which it believes to be material in the context of the satisfaction of any of the Conditions, it shall give Rexam written notice of such matter and, prior to Ball exercising any right it may have under sub-clause 13.1.2, provide Rexam with reasonable opportunity to remedy such matter (to the extent the matter is capable of being remedied).

3.2                               Rexam undertakes to the other parties to keep the other parties reasonably informed of the progress towards satisfaction (or otherwise) of any Regulatory Condition and, if it is, or becomes, aware of any matter which it believes to be material in the context of the satisfaction of any of the Regulatory Conditions, it shall as soon as reasonably practicable give written notice to make the substance of any such matter known to the other parties, so far as it is aware of the same and provide such details and further information as the other parties may reasonably request.

3.3                               Except as otherwise set forth in this Agreement, Ball shall promptly provide such reasonable assistance and information requested by Rexam and shall co-operate and consult with Rexam if requested by Rexam in the preparation and publication of any document or filing which is required or which Rexam considers to be necessary or appropriate in accordance with the requirements of the Code, the Act, the Listing Rules, the Exchange Act, the Securities Act or any other Laws for the purposes of implementing the Acquisition.

3.4                               Where the Acquisition is being implemented by way of the Scheme, Ball undertakes that before the Sanction Hearing, it shall deliver a notice in writing to Rexam either:

3.4.1                                   confirming the satisfaction or waiver of all Conditions (other than the Condition set forth in Section 1 of Part 2 of Appendix I to the Offer Announcement (Scheme Approval)); or

3.4.2                                   if applicable, confirming its intention to invoke a Condition,

and, if sub-clause 3.4.2 applies, it shall, promptly following the event or circumstance giving rise to the intention to invoke a Condition, provide to Rexam in writing reasonable details of the event which has occurred, or circumstance which has arisen, which it considers as being sufficiently material for the Panel to permit Ball to invoke any of the Conditions.

Preparation of Proxy Statement and Ball Shareholders Meeting

3.5                               Ball undertakes to Rexam to:

3.5.1                                   as promptly as reasonably practicable, prepare and cause to be filed with the SEC a preliminary proxy statement to be issued to Ball Shareholders (the “Proxy Statement”) in connection with the Acquisition and issuance of New Ball Shares, unless Ball is unable to do so because Rexam has failed to provide all such information and assistance reasonably requested by Ball in connection with the preparation of the Proxy Statement;

3.5.2                                   provide Rexam and its legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy Statement (including amendments and supplements thereto), prior to filing such document with the SEC and transmitting it to the Ball Shareholders. Ball shall in good faith consider all comments reasonably and promptly proposed by Rexam or its legal counsel regarding the Proxy Statement;

3.5.3                                   promptly notify Rexam (and/or its nominated Advisers) of and provide copies of any significant communications (including written comments or requests for additional information received from the SEC) sent to or received from the SEC in relation to the Proxy Statement;

3.5.4                                   use best endeavours to have the Proxy Statement cleared by the SEC so as to be able to hold the Ball Shareholders Meeting on or before the Shareholder Approval Long Stop Date. Ball shall establish a record date for the Ball Shareholders Meeting, commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith, and thereafter transmit the Proxy Statement to Ball shareholders as promptly as reasonably practicable after being informed by the SEC staff that it will have no further comments on the document;

3.5.5                                   subject to the Proxy Statement having been cleared by the SEC, duly call, give notice of, convene and hold a meeting of the Ball Shareholders (such meeting, as adjourned or postponed in accordance with the terms of this Agreement, the “Ball Shareholders Meeting”) as promptly as practicable and no later than the Shareholder Approval Long Stop Date, save as permitted in sub-clause 3.5.6, for the purpose of obtaining the approval of the issue of the New Ball Shares by the affirmative vote of the majority of the votes cast as required by Section 312.03 of the NYSE Listed Company Manual (the “Ball

Shareholders Approval”), it being understood that the obligations of Ball pursuant to this sub-clause 3.5.5 shall be extinguished by the making of any Ball Adverse Recommendation Change or any Condition (other than a Specified Condition) becoming incapable of satisfaction by the Long Stop Date or being invoked (and the Panel having agreed that such Condition is incapable of satisfaction or invocation, as the case may be) and in accordance with the Scheme Document or the Offer Document (as applicable);

3.5.6                                   that it shall be entitled to adjourn or postpone the Ball Shareholders’ Meeting:

(a)                                 up to on or before the Shareholder Approval Long Stop Date, only:

(1)                                 with the prior written consent of Rexam (such consent not to be unreasonably withheld, conditioned or delayed); or

(2)                                 if at the time for which the Ball Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Ball Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Ball Shareholders’ Meeting, in which case the meeting shall be adjourned for a reasonable period of time; or

(3)                                 for a reasonable period of time, to allow additional time for solicitation of proxies if necessary to obtain the Ball Shareholders Approval; or

(4)                                 to allow reasonable additional time for the filing and distribution to Ball Shareholders prior to the Ball Shareholders Meeting of any supplemental or amended disclosure which the Ball Board has determined in good faith, is required;

(b)                                 after the Shareholder Approval Long Stop Date, only with the prior written consent of Rexam;

3.5.7                                   subject to sub-clause 3.6, use all reasonable endeavours to solicit from the Ball Shareholders proxies in favour of the approval of the issue of New Ball Shares;

3.5.8                                   subject to sub-clause 3.6, procure that the Board of Ball shall unanimously and unconditionally recommend the approval of the issue of New Ball Shares in connection with the Acquisition by the holders of Ball Shares as required by Section 312.03 of the NYSE Listed Company Manual (the “Ball Recommendation”), include the Ball Recommendation in the Proxy Statement and use all reasonable endeavours to obtain the Ball Shareholders Approval;

3.5.9                                   subject to the Ball Shareholders Approval being obtained, use all reasonable endeavours to cause all New Ball Shares to be issued to Rexam Shareholders pursuant to the Scheme or Offer (as the case may be) to be approved for listing on the New York Stock Exchange, subject to official notice of issuance;

3.5.10                            for so long as the Acquisition is being implemented by way of the Scheme, use all reasonable endeavours to cause all New Ball Shares issued to Rexam Shareholders upon the Scheme becoming effective to be issued in reliance on the exemption from the registration requirements of the Securities Act, provided by Section 3(a)(10) of the Securities Act and in reliance on exemptions from registration under state “blue sky” or securities laws; and

3.5.11                            procure that the New Ball Shares to be issued to Rexam Shareholders pursuant to the Scheme or the Offer (as the case may be) shall be credited as fully paid and rank pari passu with each other and all other shares of Ball common stock issued and outstanding, save to the extent expressly provided otherwise in the Offer Announcement or as otherwise agreed between the parties to this Agreement.

3.6                               Notwithstanding the provisions of sub-clause 3.5, at any time prior to the Ball Shareholders Approval, the Board of Ball may make a Ball Adverse Recommendation Change only if the members of the Board of Ball determine in good faith by a majority vote, based on written advice from outside legal counsel, that the failure to take such action would breach their fiduciary duties as directors under applicable Law.  The Board of Ball shall not make a Ball Adverse Recommendation Change until Ball has provided Rexam with prior written notice of its intention to consider making a Ball Adverse Recommendation Change (confirming receipt of the advice from outside legal counsel and that such advice is consistent with the decision to make a Ball Adverse Recommendation Change) and reasonable opportunity for Rexam to provide representations direct to the Board of Ball against them making a Ball Adverse Recommendation Change.

Preparation of Ball Shareholder Communications

3.7                               Ball undertakes to Rexam to:

3.7.1                                   provide, or procure the provision to Rexam (and/or its Advisers) of draft copies of the prospectus to be issued to Rexam Shareholders and any other written communication or other documentation to be issued to Ball or Rexam Shareholders (the “Ball Shareholder Communication”), in each case, in connection with the Acquisition and the issuance of the New Ball Shares pursuant to the Scheme or the Offer (as applicable) so far as reasonably practicable at such time as will allow Rexam (and/or its Advisers) reasonable notice of and reasonable opportunity to:

(a)                                 participate in any significant meetings and telephone calls Ball (and/or its Advisers) may have with the UK Listing Authority, any other Relevant Authority or any Ball Shareholders (or their representatives) in connection with any Ball Shareholder Communication, subject to any legal or regulatory impediment to such attendance; and

(b)                                 review and comment on such drafts and Ball (and/or its Advisers) shall in good faith consider all comments reasonably and promptly proposed by Rexam (and/or its Advisers) before such drafts are submitted or sent to the UK Listing Authority, any other Relevant Authority or the Ball Shareholders following which time Rexam (or such Advisers) shall be provided with copies of any Ball Shareholder Communication in the form submitted or sent as soon as reasonably practicable;

3.7.2                                   promptly notify Rexam (and/or its Advisers) of and provide copies of any significant written communications (or, in the case of non-written communications, reasonably detailed summaries of significant non-written communications) sent to or received from the UK Listing Authority or any other Relevant Authority in relation to any Ball Shareholder Communication; and

3.7.3                                   submit the relevant Ball Shareholder Communication to the Relevant Authority as required for final approval and, if such approval is received, publish the Ball Shareholder Communication promptly thereafter.

Switching to an Offer and Scheme Process

3.8                               To the extent that the Acquisition is being implemented by means of the Scheme, Ball will instruct counsel to appear on its or Bidco’s behalf at the Sanction Hearing and will undertake to the Court to be bound by the terms of the Scheme insofar as it relates to it and to Bidco. If the Acquisition is implemented by way of an Offer the obligations of the parties pursuant to this sub-clause 3.8 relating to the Scheme or Scheme Document shall be of no force and effect.

3.9                               Ball shall be entitled, with the consent of the Panel, to implement the Acquisition by way of the Offer rather than the Scheme (such an election being a “Switch”) only where:

3.9.1                                   Rexam provides its prior written consent, in which case sub-clause 3.10 shall apply (an “Agreed Switch”); or

3.9.2                                   Rexam makes a Rexam Adverse Recommendation Change.

3.10                        In the event of an Agreed Switch:

3.10.1                            the acceptance condition to the Offer (the “Acceptance Condition”) shall be set at not less than ninety (90) per cent (or such lesser percentage as may be agreed between the parties in writing after, to the extent necessary, consultation with the Panel, being in any case more than fifty (50) per cent of the Rexam Shares) of the Rexam Shares to which the Offer relates;

3.10.2                            neither Ball nor Bidco shall take any such action which would cause the Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the Acceptance Condition prior to the 60th day after publication of the Offer Document and Ball shall ensure that the Offer remains open for acceptances until such time;

3.10.3                            Ball shall ensure that the only pre-conditions of the Offer shall be the Regulatory Pre-condition and that the only conditions of the Offer shall be the Conditions (unless the parties agree otherwise in writing);

3.10.4                            Ball shall keep Rexam informed, on a regular basis and in any event by the next Business Day following a written request from Rexam of the number of Rexam Shareholders that have validly returned their acceptance or withdrawal forms or incorrectly completed their acceptance or withdrawal forms and the identity of such shareholders; and

3.10.5                            promptly following an event or circumstance which Ball considers as being sufficiently material for the Panel to permit Ball to invoke any of the Conditions, Ball shall provide reasonable details of such event or circumstance.

3.11                        Where Ball elects to implement the Acquisition by way of an Offer, Ball shall prepare the Offer Document and shall consult with Rexam in relation thereto.  Ball agrees to submit, or procure the submission of drafts and revised drafts of the Offer Document to Rexam for review and comments and, upon reasonable request and where necessary, to discuss any comments with Rexam in good faith for the purposes of preparing revised drafts.  Ball agrees to afford Rexam reasonable opportunity to consider such draft and final documents in order to provide comments. In addition, where Ball elects to implement the Acquisition by way of an Offer, Ball shall prepare a Registration Statement on Form S-4 with respect to the New Ball Shares to be issued in the Acquisition (the “Registration Statement”) and the obligations of Ball in sub-clause 3.5 shall apply to the process for preparation of such Registration Statement mutatis mutandis.

3.12                        In the event of any Switch, the parties agree that all provisions relating to the Scheme and its implementation in this Agreement shall apply to the Offer or its implementation mutatis mutandis.

Rexam Employee Incentive Arrangements

3.13                        The parties agree that the provisions of Schedule 2 shall apply in respect of existing employee incentive arrangements of Rexam.

4.                                      Qualifications

4.1                               Nothing in clause 2 or sub-clauses 3.1 to 3.5 (inclusive) shall require any party to provide or disclose to the other parties or any of their respective Advisers, any information:

4.1.1                                   that is commercially or competitively sensitive or confidential or which constitutes a trade secret and, in each case, has not previously been disclosed to the other parties;

4.1.2                                   in circumstances that would result in the loss or waiver of any privilege that subsists in relation to such information (including legal privilege); or

4.1.3                                   in circumstances that would result in that party being in breach of a material contractual obligation,

and any such information shall, to the extent practicable and deemed appropriate by the disclosing party, be provided or disclosed to the other parties’ legal counsel (and, to the extent reasonably necessary, its other Advisers) on an “external advisers only” basis, with a non-confidential version of any relevant filing, notification, submission or communication being provided to the other parties.

4.2                               Ball and Bidco shall have the right, in their absolute discretion, to waive any of the Conditions that are identified in the Offer Announcement as being capable of waiver and nothing in this Agreement (including any of the undertakings set forth in clauses 2 and 3) shall oblige (or be deemed to oblige) Ball or Bidco to waive any Condition.

5.                                      Information on Rexam and Ball and Responsibility for Information

5.1                               If the Acquisition is being implemented by means of the Scheme, Ball undertakes:

5.1.1                                   to provide to Rexam for the purposes of inclusion in the Scheme Document all such information about Ball, Bidco, other members of the Ball Group and their respective Personnel as may reasonably be required by Rexam (having regard to the Code and applicable regulations) for inclusion in the Scheme Document (including all information that would be required under the Code or applicable regulations); and

5.1.2                                   to procure that the Ball Responsible Officers accept responsibility for all information in the Scheme Document relating to Ball, Bidco, other members of the Ball Group and their respective Personnel.

5.2                               If any supplemental circular or document is required to be published in connection with the Scheme or, subject to the prior written consent of Ball, any variation or amendment to the Scheme, Ball shall promptly provide such co-operation and information necessary to comply with Law and all regulatory provisions) as Rexam may reasonably request in order to finalise such document.

6.                                      Conduct of Business

6.1                               Subject to sub-clauses 6.2 and 6.3, except as expressly contemplated by this Agreement, as consented to in writing by Rexam or as required by applicable Law, during the Continuance Period, Ball shall not (and shall procure that no member of its Group shall):

6.1.1                                   authorise or pay any dividends on or make any distribution in cash or in otherwise with respect to its shares, except that it may:

(a)                                 continue to pay dividends in the ordinary course and consistent with its past practice over the last 18 months (including as to amount, record date and payment date) and, where applicable, its published dividend policy; and

(b)                                 pay dividends and other distributions with reference to a record date after the Effective Date (so, that if the Acquisition is completed, the New Ball Shares rank for participation in such dividends and other distributions rateably and equally with all other Ball Shares then in issue);

6.1.2                                   other than in the ordinary course of business and consistent with past practice, allot or issue any shares or any securities convertible into or exchangeable for any shares, or grant any rights, warrants or options to acquire any such shares or any such securities, in each case, that are issued or granted at less than the fair market value of the relevant security on the date of issuance or grant;

6.1.3                                   consolidate or reclassify any of its shares;

6.1.4                                   other than on arms’ length terms, directly or indirectly, repurchase, redeem or otherwise acquire, cancel or reduce, any of its shares or any rights, warrants or options to acquire such shares, it being expressly agreed that Ball may continue to return capital to shareholders by way of share repurchases in the ordinary course and consistent with its past practice over the last three years and, where applicable, its published return of capital policy;

6.1.5                                   adopt a plan of complete or partial liquidation or dissolution of Ball or any material member of its Group, other than with respect to any reorganization of Ball’s Group which does not provide for or result in any transfer of assets, rights or liabilities by any member of Ball’s Group to an entity which is not a member of Ball’s Group;

6.1.6                                   amend its constitutional documents in any manner that would have an adverse impact on the value of, or rights attaching to the New Ball Shares; and

6.1.7                                   agree, resolve or commit to do any of the foregoing.

6.2                               Notwithstanding the restrictions in sub-clause 6.1, Ball (and the other members of the Ball Group) may:

6.2.1                                   grant options or awards in respect of shares to employees, in the normal and ordinary course in accordance with Ball’s employee incentive plans and consistent with past practice during the previous three years; and

6.2.2                                   issue any shares to the extent necessary to satisfy any such options or awards vesting or due to be settled.

6.3                               The restrictions contained in sub-clauses 6.1.1 to 6.1.4 (inclusive) shall not apply to any transaction or arrangement between one  member of Ball’s Group and another  member of Ball’s Group, in each case including Ball.

6.4                              Ball and Bidco agree that Rexam shall be entitled to approve any distribution in cash or otherwise to Rexam Shareholders, which is:

6.4.1                                   declared in accordance with applicable Law and accounting principles in the ordinary course of business and consistent with past practice over the last three years (including as to amount, record date and payment date, provided that the return of cash by way of a B share scheme and a share capital consolidation announced on 8 January 2013, following completion of the sale by Rexam of its Personal Care business, shall not be considered as effected in the ordinary course of business and shall not be used as a reference for Rexam’s past practice) and, where available, its published dividend policy; and

6.4.2                                   declared or paid in respect of any completed six-month period ending on 30 June or 31 December of each calendar year, provided that such date falls before the Effective Date.

7.                                      Break Payment

7.1                               By way of compensation for any loss suffered by Rexam in connection with the preparation and negotiation of the Acquisition, this Agreement and any other document relating to the Acquisition, Ball undertakes that on the occurrence of any of the events listed below (each, a “Break Payment Event”), Ball shall pay or shall procure the payment by a member of its Group (provided that such member belongs outside the European Economic Area for VAT purposes and is not required by Law to make any deductions or withholdings on account of tax from a Break Payment) to Rexam an amount (the “Break Payment”) in cash, in pounds, equal to, as applicable:

7.1.1                                   £302,000,000 (being seven per cent of the Offer Value) in the event that on or prior to the Long Stop Date:

(a)                                 the Regulatory Pre-condition or any Regulatory Condition shall not have been satisfied or waived by Ball or Bidco;

(b)                                 Ball or Bidco invoke and are permitted by the Panel to invoke the Regulatory Pre-condition or any Regulatory Condition; or

(c)                                  a Ball Adverse Recommendation Change has occurred citing as a reason for the withdrawal or modification constituting the Ball Adverse Recommendation Change the requirement for an actual or potential Antitrust Remedy;

7.1.2                                   £129,000,000 (being three per cent of the Offer Value) in the event that on or prior to the Shareholder Approval Long Stop Date:

(a)                                 a Ball Adverse Recommendation Change has occurred citing a reason other than the reason referred to in sub-clause 7.1.1(c) and the Ball Shareholders Approval has not been obtained at the Ball Shareholders Meeting; or

(b)                                 the Ball Shareholders Meeting has not occurred;

7.1.3                                   £43,000,000 (being one per cent of the Offer Value) in the event that on or prior to the Shareholder Approval Long Stop, both:

(a)                                 a Ball Adverse Recommendation Change has not occurred; and

(b)                                 the Ball Shareholders Approval has not been obtained at the Ball Shareholders Meeting;

in each of sub-clauses 7.1.1 to 7.1.3 (inclusive), provided, and only to the extent, that:

(1)                                 at the time a Break Payment Event occurs, a termination pursuant to sub-clauses 13.1.2, 13.1.3(ii), 13.1.4 or 13.1.7 has not occurred; and

(2)                                 the relevant Break Payment Event has not been directly caused by Rexam’s failure to provide (or to cause to be provided) to Ball or its Advisers assistance and information reasonably requested by them for the purpose of satisfying the Regulatory Pre-Condition, a Regulatory Condition or obtaining the Proxy Approval, which information relates to Rexam, is in the possession of or reasonably obtainable by Rexam, a member of the Rexam Group or their Advisers or Representatives); provided that Ball shall have notified Rexam in writing as soon as reasonably practicable following it becoming aware of any such failure by Rexam to provide such information or assistance and Rexam shall have not remedied any such failure within thirty (30) days of receipt of such notice and there being a corresponding deferral of the Shareholder Approval Long Stop Date or the Long Stop Date (as applicable) for performance of any obligation of Ball hereunder.

7.2                               Ball shall pay or procure the payment of the relevant Break Payment by electronic bank transfer to a bank account designated by Rexam within seven (7) days of the occurrence of the Break Payment Event.

7.3                               The parties to this Agreement acknowledge and agree that, at the date of this Agreement, it is not possible to ascertain the amount of the overall loss that Rexam would incur as a result of a Break Payment Event and each Break Payment represents a genuine pre-estimate by the parties of the amount of the overall loss that Rexam would incur as a result of such Break Payment Event.

7.4                               The parties to this Agreement intend and shall use all reasonable endeavours to secure that the Break Payment is not treated for VAT purposes as consideration for a taxable supply.  If, however, the Break Payment is treated by H. M. Revenue & Customs or any other tax authority, in whole or in part, as consideration for a taxable supply, then the amount of the Break Payment shall be regarded as inclusive of VAT.

7.5                               In the event that the applicable Break Payment has been made in accordance with sub-clause 7.1 and this Agreement has been terminated in accordance with sub-clause 13.1.6, except with respect to fraud, Rexam’s right to receive the relevant Break Payment shall be the sole and exclusive remedy of Rexam against Ball and Bidco for any and all losses and damages suffered in connection with this Agreement and the transactions contemplated by this Agreement. In no event shall Ball or Bidco be required to pay a Break Payment more than once or to pay more than one Break Payment.

7.6                               In the event that a Break Payment Event has occurred, prior to the payment of the Break Payment pursuant to sub-clause 7.2 of this Agreement, Rexam shall provide to Ball a properly completed and executed U.S. Internal Revenue Service Form W-8BEN-E certifying that Rexam is a publicly-traded NFFE (within the meaning of such Form W-8BEN-E) and any other documentation reasonably requested by Ball or by Bidco as Rexam may provide in accordance with Law to establish that the withholding of tax is not required with respect to the Break Payment.

8.                                      Obligations not implied

8.1                               Nothing in this Agreement shall impose any obligation on Rexam or the Rexam Directors to recommend an Offer or the Scheme proposed by Ball or any member of its Group.

8.2                               For the avoidance of doubt, nothing in this Agreement shall oblige Ball to make or consent to the release of the Offer Announcement, make an Offer or propose the Scheme with respect to Rexam.

8.3                               Nothing in this Agreement shall be taken to restrict the Rexam Directors or the directors of any other member of Rexam Group from complying with all relevant legislation, orders of court or regulations, including without limitation, the Code, the Listing Rules or the rules and regulations of any applicable regulatory body (including the Panel and the UK Listing Authority).

9.                                     Warranties

9.1                               Each party warrants to each of the other parties that:

9.1.1                                   it is a company duly organised and validly existing under the Laws of its country or state of incorporation;

9.1.2                                   it has the requisite power and authority to enter into and perform this Agreement;

9.1.3                                   this Agreement constitutes its binding obligations in accordance with the terms hereof;

9.1.4                                   the execution and delivery of, and performance of its obligations under, this Agreement will not:

(a)                                 result in a breach of any provision of its constitutional documents;

(b)                                 result in a breach of or constitute a default or give rise to any right of termination under any material agreement, instrument or undertaking to which it is a party or by which it is bound;

(c)                                  result in a breach of any Law or regulation to which it is subject or any order, judgment or decree of any court or Government Authority to which it is a party or by which it is bound; or

(d)                                 require the consent or approval of its shareholders or of any other person (other than a consent referred to in this Agreement).

9.2                               None of the warranties under this Agreement shall survive, and no party shall have any claim against any other party for breach of warranty after, the Effective Date save in respect of any rights with respect to any antecedent breach.

10.                               Announcements

10.1                        Subject to sub-clauses 10.2 and 10.3 prior to satisfaction or waiver (as the case may be) of the Conditions, and unless the Rexam Recommendation is not given or is withdrawn, modified or qualified, in each case, in accordance with the terms of this Agreement, except as may be agreed by the parties, no announcement or statement shall be made by Ball in connection with the Acquisition except on a joint basis or on terms agreed in advance by the parties.

10.2                        The restriction in sub-clause 10.1 shall not apply to any announcement or statement required by Law, the Panel, the UK Listing Authority or the rules of any relevant stock exchange provided that Ball will, if practicable, consult in good faith with Rexam as to the content and timing of such announcement or statement and the extent of the required disclosure giving Rexam a reasonable opportunity to provide comments on the form and content of such an announcement.

10.3                        The restriction in sub-clause 10.1 shall not apply to Ball to the extent that (a) it elects to announce an Offer under the Code and such announcement is not in breach of the terms of the Confidentiality Agreement, (b) it is making an announcement or statement related to a Competing Proposal, (c) proxy solicitation or other communications to Ball Shareholders is undertaken for the purposes of obtaining or relating to the Ball Shareholders Approval (provided that Ball will, if practicable, consult in good faith with Rexam as to the content and timing of such communications and that the consultation obligations relating to the Proxy Statement set out in sub-clause 3.5.2 continue to apply) or (d) it is making an announcement or statement with respect to a Ball Adverse Recommendation Change.  The provisions of sub-clauses 10.1 and 10.2 shall not apply to any disclosure in connection with any dispute between the parties regarding this Agreement or the Acquisition.

11.                               Ball Guarantee

11.1                        Ball irrevocably and unconditionally guarantees to Rexam the performance and observance by Bidco of all its obligations under this Agreement (the “Guarantee”).

11.2                        The Guarantee is to be a continuing security which shall remain in full force and effect until the obligations of Bidco under this Agreement have been fulfilled or shall have expired in accordance with the terms of this Agreement and the Guarantee is to be, in addition, and without prejudice to, and shall not merge with, any other right, remedy, guarantee or security which Rexam may now or hereafter hold in respect of all or any of the obligations of Bidco under this Agreement, provided that in no circumstances shall the Guarantee entitle Rexam to recover more than once with respect to the same loss.

11.3                        The liability of Ball under the Guarantee shall not be affected, impaired or discharged by reason of any act, omission, matter or thing which, but for this provision, might operate to release or otherwise exonerate Bidco from its obligations hereunder including, without limitation:

11.3.1                            any amendment, variation or modification to, or replacement of this Agreement;

11.3.2                            the taking, variation, compromise, renewal, release, refusal or neglect to perfect or enforce any rights, remedies or securities against Bidco or any other person;

11.3.3                            any time or indulgence or waiver given to, or composition made with, Bidco or any other person; or

11.3.4                            Bidco becoming insolvent, going into receivership or liquidation or having an administrator appointed.

11.4                        The Guarantee shall constitute primary obligations of Ball and Rexam shall not be obliged to make any demand on Bidco or any other person before enforcing its rights against Ball under the Guarantee.

11.5                        If at any time any one or more of the provisions of the Guarantee is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof shall not be in any way affected if impaired thereby.

11.6                        The provisions of this clause 11 shall be without prejudice to the provisions of sub-clause 7.5 of this Agreement and, for the avoidance of doubt, save with respect to fraud, a Break Payment (if paid in accordance with sub-clause 7.1) shall be the sole and exclusive remedy of Rexam against Ball and Bidco for any and all losses and damages suffered in connection with this Agreement and the transactions contemplated by this Agreement.

12.                               Time of the Essence

Any time, date or period referred to in any provision of this Agreement may be extended (subject to the terms of this Agreement) by mutual agreement between Rexam and Ball but as regards any time, date or period originally fixed or any time, date or period so extended, time shall be of the essence.

13.                               Termination

13.1                        Subject to the requirements of the Code and the Panel, this Agreement may be terminated and, subject to sub-clauses 13.4, all obligations of the parties hereunder shall cease forthwith as follows:

13.1.1                            upon agreement in writing between Ball and Rexam at any time prior to the Effective Date;

13.1.2                            upon service of written notice by Ball to Rexam stating that any Condition (other than a Specified Condition) which has not been waived is (or becomes) incapable of satisfaction by the Long Stop Date and if Ball notifies Rexam that notwithstanding that it has the right to waive such Condition, it will not do so, or if any Condition which is incapable of waiver (other than any Specified Condition) becomes incapable of satisfaction by the Long Stop Date, in each case in circumstances where the invocation of the relevant Condition (or confirmation that the Condition is incapable of satisfaction, as appropriate) is permitted by the Panel;

13.1.3                            upon service of written notice by Ball to Rexam, following a Competing Proposal being announced (including an offer on a pre-conditional basis, whether pursuant to Rule 2.4 or Rule 2.7 of the Code), and such Competing Proposal being (i) recommended by the Rexam

Board or (ii) completed, or becoming effective, or being declared or becoming unconditional in all respects;

13.1.4                            upon service of written notice by Ball to Rexam, following a Rexam Adverse Recommendation Change;

13.1.5                            upon service of written notice either by Ball to Rexam or by Rexam to Ball, if the Effective Date has not occurred by the Long Stop Date;

13.1.6                            upon service of written notice either by Ball to Rexam or by Rexam to Ball following the occurrence of a Break Payment Event; or

13.1.7                            upon service of written notice either by Ball to Rexam or by Rexam to Ball if the Acquisition has lapsed prior to the Long Stop Date and with the permission of the Panel in accordance with the Code otherwise than as a result of a Specified Condition not being satisfied or waived.

13.2                        A party shall not be entitled to terminate this Agreement under sub-clause 13.1 (other than under sub-clauses 13.1.1, 13.1.3, 13.1.5 and 13.1.6) to the extent that the relevant event giving rise to termination has occurred as a result of such party’s breach of this Agreement.

13.3                        Subject to the provisions of this Agreement which are expressly provided to survive termination in sub-clause 13.4, and without prejudice to any liability of any party in respect of any antecedent breach hereof or to any accrued rights of any party hereto (including the payment of any Break Payment pursuant to clause 7, if applicable), upon termination of this Agreement pursuant to this clause 13, there shall be no liability under this Agreement on the part of Rexam, Bidco or Ball as between each other.

13.4                        Clauses 7, 11, 13, 14, 15, 16, 17, 19 and 20 and sub-clauses 8.3, 18.1, 18.2, 18.3, 18.4, 18.5, 18.6 and 18.7 and Schedule 1 shall survive termination of this Agreement.

14.                               Costs and expenses

Without prejudice to clause 7 (if applicable), each party shall pay its own costs and expenses in relation to the negotiation and preparation of this Agreement and any other agreement incidental to the implementation of the Acquisition or referred to in this Agreement.

15.                               Remedies and Waivers

15.1                        No waiver of any right, power or remedy provided by Law or under this Agreement shall have effect unless given by notice in writing.

15.2                        No relaxation, forbearance, indulgence, omission or delay (together “indulgence”) of any party in exercising any right, power or privilege hereunder shall be construed as a waiver thereof and shall not affect the ability of that party subsequently to exercise that right, power or privilege or to pursue any remedy, nor shall any indulgence constitute a waiver of any other right, power or privilege, nor will any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

15.3                        Save as set forth in sub-clause 7.5, the rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by Law and for the avoidance of doubt any Break Payment paid under clause 7 shall not exclude Rexam from making any claim for losses and damages suffered in connection with fraud.

15.4                        Without prejudice to any other rights and remedies which the other party may have, each party (each being, as applicable, for the purposes of this sub-clause the “undertaking party”) acknowledges and agrees that the other party may be materially harmed by a breach of any of the provisions of this Agreement and that damages alone may not be an adequate remedy for any such breach. Accordingly, the undertaking party acknowledges that, save as set forth in sub-clause 7.5, the other party shall be entitled to the remedies of injunction, specific performance and other equitable relief (and the undertaking party agrees that it shall not contest the appropriateness or availability thereof), for any threatened or actual breach of any provision of this Agreement and no proof of special damages shall be necessary for the enforcement by the other party of its rights under this Agreement.

16.                               Invalidity

Each of the provisions of this Agreement are severable. If any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable under the Laws of any jurisdiction, the legality, validity and enforceability of the remainder of this Agreement in that jurisdiction shall not be affected, and the legality, validity and enforceability of the whole of this Agreement in any other jurisdiction shall not be affected. If any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable under the Laws of any jurisdiction but would be valid, binding and enforceable if some part of the provision were deleted or amended, then the provision shall apply with the minimum modifications necessary to make it valid, binding and enforceable in that instance under the Law of that jurisdiction without affecting the validity or enforceability of the remaining provisions of the Agreement under the Laws of that jurisdiction or of that provision under the Laws of any other jurisdiction.

17.                               Notices

17.1                        Notices under this Agreement shall be given in writing and in English by personal delivery or recorded delivery mail, by read-receipted or acknowledged email or by facsimile transmission, with a confirmation copy despatched by personal delivery or recorded delivery mail, and shall be effective when received.  Notices shall be given as follows:

17.1.1                            if to Rexam:

FAO:                               David Gibson, General Counsel

Address:             4 Millbank, London SW1P 3XR

Email:                        david.gibson@rexam.com

Copied to:

FAO:                               Julian Long and David Sonter, Freshfields Bruckhaus Deringer LLP

Address: 65 Fleet Street, London EC4Y 1HS

Email:                        julian.long@freshfields.com and david.sonter@freshfields.com

17.1.2                            if to Ball or Bidco:

FAO:                               Charles E. Baker, Vice President, General Counsel and Corporate Secretary
Address:             10 Longs Peak Drive,  Broomfield, Colorado 80021, United States

Fax:                                   303.460.2691

Email:                        cbaker@ball.com

Copied to:

FAO:                               Michael Hatchard and Scott Hopkins, Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Address:             40 Bank Street, London E14 5DS

Fax:                                   44.20.7072.7020 and 44.20.7072.7187

Email:                        michael.hatchard@skadden.com and scott.hopkins@skadden.com or to such other address, email address or facsimile number (as applicable) as may from time to time be notified in writing by the recipient to each other party as being the recipient’s address, email address or facsimile number (as applicable) for service.

17.2                        Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

17.2.1                            if personally delivered, be deemed to have been received at the time of delivery;

17.2.2                            if posted to an inland address in the United Kingdom, be deemed to have been received on the second Business Day after the date of posting and if posted to an overseas address, be deemed to have been received on the fifth Business Day after the date of posting;

17.2.3                            if sent by facsimile transmission, be deemed to have been received upon receipt by the sender of a facsimile transmission report (or other appropriate evidence) that the facsimile has been transmitted to the addressee; or

17.2.4                            if sent by email, at the time of sending, provided that the sender receives a read receipt message or an acknowledgement from the recipient indicating that the email has been delivered to the recipient, provided that where, in the case of delivery by hand or facsimile transmission, delivery or transmission occurs after 5.00 pm on a Business Day or on a day which is not a Business Day, receipt shall be deemed to occur at 9.00 a.m. on the next following Business Day.

18.                               General

18.1                        Entire Agreement:

18.1.1                            This Agreement and the Confidentiality Agreement constitute the whole agreement between the parties relating to the subject matter of this Agreement. This Agreement supersedes any previous agreement whether written or oral between any of the parties in relation to the subject matter of this Agreement (other than the Confidentiality Agreement).

18.1.2                            Each party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement or the Confidentiality Agreement.

18.1.3                            No party shall have any right of action against any other party to this Agreement (or any of their respective Representatives or Advisers) arising out of or in connection with any pre-contractual statement that is not set out in this Agreement or the Confidentiality Agreement.

18.1.4                            For the purposes of this sub-clause 18.1, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement.

18.1.5                            Nothing in this sub-clause 18.1 shall limit any liability in respect of any fraudulent misrepresentation or misstatement.

18.2                        Each of the parties shall, and shall use all reasonable endeavours to procure that any other person shall, do and execute and perform all such further deeds, documents, assurances, acts and things as may reasonably be required to give effect to such party’s obligations under this Agreement.

18.3                        Nothing in this Agreement and no action taken by the parties under this Agreement shall constitute a partnership, association, joint venture or other co-operative entity between any of the parties.

18.4                        The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement. This Agreement may be rescinded, amended or varied in any way and at any time by the parties in writing without the consent of any third party.

18.5                        No amendment, variation, change or addition to this Agreement shall be effective or binding on any party unless reduced to writing and executed by or on behalf of each of the parties. If the Agreement is varied, this variation shall not constitute a general waiver of any of the provisions of this Agreement and the rights and obligations of the parties under this Agreement shall remain in force, except as, and only to the extent that, they are varied.

18.6                        This Agreement is personal to the parties and no party shall assign, transfer, charge or create a trust over all or any part of the benefit of, or its rights or benefits under, this Agreement without the prior written consent of each of the other parties.

18.7                        This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

18.8                        Each party shall execute or, so far as it is able, procure that as necessary its Representatives shall execute all such documents and/or do and/or refrain from doing or, so far as each is able, procure as necessary that its Representatives shall do and/or refrain from doing such acts and things as any other party shall reasonably require to give effect to this Agreement.

19.                               Governing Law

19.1                        This Agreement (together with all documents to be entered into pursuant to it which are not expressed to be governed by another Law) and any non-contractual obligations arising out of or in connection with it shall be governed by, construed and take effect in accordance with English Law; provided however, that the exercise of, and compliance by the members of the Board of Ball with, their fiduciary duties to Ball and the Ball Shareholders shall be governed by, and construed in accordance with, Indiana Law.

19.2                        The courts of England shall have exclusive jurisdiction in relation to any claim, legal action, proceedings, dispute or matter of difference which may arise out of or in connection with this Agreement (including, without limitation, non-contractual disputes or claims and claims for set-off or counterclaim) or the legal relationships established by this Agreement (“Proceedings”), and each of the parties irrevocably submits to such jurisdiction and waives any objection to any Proceedings in such courts or on the grounds of venue or on the grounds that such Proceedings have been brought in an inappropriate forum.

20.                               Agent for service

20.1                        Ball appoints Bidco as its agent under this Agreement for service of process in the event that recourse is sought to the English courts in relation to any Proceedings. Ball irrevocably undertakes not to revoke the agent’s authority.  Any claim form, judgment or other notice of legal process shall be sufficiently served on Ball if delivered to Bidco at its registered office address in England from time to time or such other address in England as Ball notifies the other parties of in writing in accordance with clause 17.

20.2                        Ball agrees not to revoke the authority of its agent and if, for any reason it does so, it shall promptly appoint another agent with an address in England and notify the other parties of the agent’s details.  If Ball fails to appoint another agent within fourteen (14) days after another party making the request in writing, that other party may, at the expense of Ball, appoint one on behalf of Ball.

SCHEDULE 1

DEFINITIONS AND INTERPRETATION

In this agreement, its recitals and schedules, unless the context requires otherwise, each of the following expressions shall have the meaning set opposite it:

“2013 LTIP Award”	means an award granted in 2013 under the LTIP which is subsisting immediately prior to the Sanction Date;

“2014 LTIP Award”	means an award granted in 2014 under the LTIP which is subsisting immediately prior to the Sanction Date;

“2015 LTIP Award”	means an award granted in 2015 under the LTIP which is subsisting immediately prior to the Sanction Date;

“Acquisition”

means the proposed acquisition by Bidco of the entire issued and to be issued share capital of Rexam not owned by Ball or an Affiliate of Ball, to be implemented by means of the Scheme or, should Ball so elect in accordance with the terms of this Agreement and with the consent of the Panel, by means of the Offer;

“Act”	means the Companies Act 2006, as amended;

“Advisers”

in relation to Ball means Greenhill & Co. International LLP, Skadden Arps Slate Meagher & Flom LLP, Skadden Arps Slate Meagher & Flom (UK) LLP, Axinn, Veltrop & Harkrider LLP, Slaughter and May, FTI Consulting and in relation to Rexam means N M Rothschild & Sons Limited, Barclays Bank Plc, Tulchan Communications and Freshfields Bruckhaus Deringer LLP, including (unless the context requires otherwise) partners in and directors and employees of such advisers;

“Affiliate”

in relation to a party, means any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the party, and for these purposes a party shall be deemed to control a person if such party possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the person, whether through the ownership of over fifty (50) per cent of the voting securities or the right to appoint over fifty (50) per cent of the relevant Board by contract or otherwise;

“Agreed Form”

in relation to any document, means such document in the terms agreed between the parties as at the date of this Agreement, subject to any further changes as the parties may agree, initialed by or on behalf of both Rexam and Ball for identification purposes;

“Agreement”	means this agreement executed and delivered as a deed, as amended, amended and restated or supplemented from time to time in accordance with its terms including the Schedules hereto;

“Antitrust Material Adverse Effect”

means to sell, divest (which for the avoidance of doubt, shall not include any enhancements or reconfigurations of plants or the costs thereof) or to otherwise dispose of, any cans production facilities or, with respect to ends, production assets, which in aggregate generated revenue in excess of $1,580,000,000 (based on the European Central Bank average exchange rate for the twelve months ended 31 December 2014) during the twelve (12) months ended 31 December 2014;

“Antitrust Remedy”	means any and all divestitures (or enhancements or reconfigurations) requested by a Relevant Authority in order for the Regulatory Pre-condition and any of the Regulatory Conditions to be satisfied;

“Approach”	means an approach, offer, enquiry, proposal or similar action;

“Ball Adverse Recommendation Change”

means any failure to include the Ball Recommendation in the Proxy Statement (including an announcement by Ball that it will not convene the Ball Shareholders Meeting), or any withdrawal, modification or qualification without Rexam’s consent of the Ball Recommendation or any failure to reaffirm or re-issue the Ball Recommendation within five (5) Business Days of Rexam’s request to do so, it being understood that the following shall not constitute a Ball Adverse Recommendation Change: any holding statement(s) (including the mere issuance of a public communication that is similar in nature to a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or similar disclosure or communication) issued by the Ball Board to Ball Shareholders following a change of circumstances so long as (i) any such holding statement contains an express statement that such recommendation is not withdrawn and does not contain a statement that the Ball Board intends to withdraw such recommendation and (ii) if the Ball Board publicly clarifies that it maintains the Ball Recommendation before the date falling ten (10) Business Days prior to the Ball Shareholders Meeting;

“Ball Group”	means Ball and its subsidiaries and subsidiary undertakings;

“Ball Recommendation”	has the meaning set out in sub-clause 3.5.8;

“Ball Responsible Officers”

means, collectively, John Hayes in his capacity as Chief Executive Officer of Ball, Scott Morrison in his capacity as Chief Financial Officer of Ball and Charles Baker in his capacity as General Counsel of Ball;

“Ball Shares”	means the shares of common stock, without par value, of Ball;

“Ball Shareholders”	means holders of Ball Shares;

“Ball Shareholders Approval”	has the meaning set out in sub-clause 3.5.5;

“Ball Shareholders Meeting”	has the meaning set out in sub-clause 3.5.5;

“Board”	means the board of directors of any relevant person;

“Break Payment”	has the meaning given to it in sub-clause 7.1;

“Business Day”	means a day (other than Saturday, Sunday or a public holiday), on which banks in the City of London and New York City are open for business generally;

“Clearances”

means all consents, approvals, clearances, permissions, waivers and/or filings that are necessary in order to satisfy the Regulatory Pre-condition, the Regulatory Conditions and the Conditions and all consents, approvals, clearances, permissions, waivers and/or filings that are necessary and all waiting periods that may need to have expired, from or under the Laws or practices applied by any Relevant Authority in connection with the implementation of the Acquisition, and any reference to Clearances having been “satisfied” shall be construed as meaning that the foregoing have been obtained or, where appropriate, made or expired in accordance with the Regulatory Pre-condition, the relevant Regulatory Condition or Condition;

“Code”	means the City Code on Takeovers and Mergers;

“Competing Asset Proposal”

means an Approach (whether or not conditional) made by or on behalf of a third party which is not acting in concert with Ball in relation to a transaction that constitutes a disposal of a significant proportion or value (being thirty (30) per cent or more) of the undertaking, assets or business of the Rexam Group taken as a whole, whether implemented in a single transaction or a series of transactions;

“Competing Offer Proposal”

means an Approach (whether or not conditional) made by or on behalf of a third party which is not acting in concert with Ball in relation to:

(a)                   an offer, scheme of arrangement, merger, acquisition or business combination involving Rexam or any member of Rexam Group, the purpose of which is to acquire all or a substantial proportion (being thirty (30) per cent or more when aggregated with shares already held by the relevant third party and anybody acting in concert with that third party) of the issued or to be issued share capital of Rexam;

(b)                   a demerger or any material reorganisation, division or split of the Rexam Group, in each case, to the extent that such action is subject to the consent of Rexam Shareholders pursuant to Rule 21 of the Code; or

(c)                    a transaction which would be an alternative to, or is inconsistent with, or would be reasonably likely materially to preclude, impede, delay or prejudice the implementation of the Acquisition, in each case, whether implemented in a single transaction or a series of transactions;

“Competing Proposal”	means a Competing Asset Proposal or a Competing Offer Proposal;

“Conditions”

means the Regulatory Pre-condition to pursuing the Acquisition, and the conditions to implementation of the Acquisition, in each case set out in Appendix 1 to the Offer Announcement, with such consequential amendments as may be reasonably necessary as a result of any election by Ball to implement the Acquisition by way of the Offer;

“Confidentiality Agreement”	means the confidentiality agreement entered into between Ball and Rexam on 19 January 2015;

“Continuance Period”	means the period between the date of the Offer Announcement and the earliest to occur of: (i) the Effective Date and (ii) the date of termination of this Agreement in accordance with clause 13;

“Court”	means the High Court of Justice in England and Wales;

“Court Meeting”

means the meeting or meetings of Scheme Shareholders as may be convened pursuant to an order of the Court under section 896 of the Act for the purposes of considering and, if thought fit, approving the Scheme (with or without any amendment approved or imposed by the Court and agreed to by Rexam and Ball) including any adjournment, postponement or reconvention of any such meeting, notice of which shall be contained in the Scheme Document;

“DBP”	means the Rexam Deferred Bonus Plan 2011 (as amended);

“Effective Date”

means the date upon which:

(a)                   the Scheme becomes effective in accordance with its terms; or

(b)                   if Ball elects to implement the Acquisition by way of the Offer, the Offer becomes or is declared unconditional in all respects and Ball’s nominees constitute a majority of the Board of Rexam;

“ESOS”	means the Rexam Executive Share Option Scheme 2007;

“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“FCA”	means the Financial Conduct Authority;

“FCA Handbook”	means the FCA’s Handbook of rules and guidance as amended from time to time;

“FSMA”	the Financial Services and Markets Act 2000;

“General Meeting”

means the meeting of shareholders of Rexam to be convened for the purpose of considering, and if thought fit, approving the shareholder resolutions necessary to enable Rexam to implement the Scheme, including (a) a resolution amending the articles of association of Rexam and (b) a resolution approving Rexam’s participation in the Scheme and the allotment and issue of new Rexam Ordinary Shares to Ball, pursuant to the Scheme;

“Good Leaver”

means an employee who: (i)  is dismissed by reason of redundancy; or (ii) resigns in response to (a) a repudiatory breach of contract, (b) a material diminution in their total remuneration or any decrease in their base salary, (c) a material diminution in their seniority or responsibilities, (d) an expectation that they will relocate their place of work by more than 25 miles; or (iii) ceases to be employed by reason of (a) their death, (b) their employer ceasing to be a member of the Ball Group, (c) the business or part of a business in which they work being transferred to a person which is not a member of the Ball Group, (d) retirement with the agreement of the participant’s employer and (e) disability, ill-health or injury (evidenced to the satisfaction of the participant’s employer) and construed in accordance with local laws or policies;

“Government Authority”

means any nation or government or any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal;

“Group”	in relation to any person, means its subsidiaries, subsidiary undertakings and holding companies and the subsidiaries and subsidiary undertakings of any such holding company;

“Guarantee”	has the meaning given to it in clause 11.1;

“Law”

means any applicable statutes, common laws, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law or bylaws, in each case, of a Government Authority;

“Listing Rules”	means the rules and regulations made by the UK Listing Authority under the FSMA, and contained in the UK Listing Authority’s publication of the same name;

“Long Stop Date”	means 19 August 2016 or such later date as Ball and Rexam may agree, with the Panel’s consent and as the Court may approve (if such approval is required);

“LTIP”	means the Rexam Long Term Incentive Plan 2009;

“New Ball Shares”	means the ordinary shares in Ball, to be allocated pursuant to the Scheme (or the Offer) as the case may be;

“Offer”

should Ball elect to effect the Acquisition by way of a takeover offer (as that term is defined in section 974 of the Act), means the offer to be made by Bidco (or Ball or an Affiliate of Ball), for all of Rexam Shares (not already owned by Ball or any associate (as that term is defined in Section 988 of the Act) of Ball) on the terms and subject to the conditions to be set out in the related Offer Document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof;

“Offer Announcement”	means the joint press announcement of a firm intention to proceed with the Acquisition in accordance with Rule 2.7 of the Code in the Agreed Form;

“Offer Document”

means the document which would be despatched to (amongst others) holders of Rexam Shares pursuant to which the Offer would be made if Ball elects to implement the Acquisition by means of an Offer in accordance with the terms of this Agreement;

“Offer Value”	means £4.3 billion, being the aggregate fully diluted value of the amount in cash and the indicative value of the New Ball Shares, based on a value of 610 pence per Rexam Ordinary Share;

“Panel”	means the Panel on Takeovers and Mergers;

“Personnel”	in relation to any person, means its Board, members of their immediate families, related trusts and persons acting in concert with them, as such expressions are construed in accordance with the Code;

“Phantom Plan”	means the Rexam Inc. 2007 Phantom Stock Plan;

“Proceedings”	has the meaning set out in sub-clause 19.2;

“Proxy Approval”	means the approval by the SEC of the Proxy Statement;

“Proxy Statement”	has the meaning set out in sub-clause 3.5.1;

“Regulatory Conditions”

means the conditions to the Scheme (or the Offer, as the case may be) which are set out in Section 2 (Specific anti-trust and regulatory clearances and approvals) of Part 2 of Appendix 1 to the Offer Announcement, other than the Condition set forth in paragraph (e) (Ball Shareholder approval);

“Regulatory Information Service”	means a regulatory information service as defined in the FCA Handbook;

“Regulatory Pre-condition”	means the pre-condition to the Scheme (or the Offer, as the case may be) which is set out in Part 1 (Pre-condition to the Offer) of Appendix 1 to the Offer Announcement;

“Relevant Authority”

means any government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, person, court, trade or regulatory agency, association or institution or any competition, antitrust or supervisory body, in each case in any jurisdiction;

“Representatives”

means in relation to each party, the directors, employees, agents, consultants of, and any individuals seconded to work for, such party (including persons who, at the relevant time, occupied such position);

“Rexam Adverse Recommendation Change”

means any failure to include the Rexam Recommendation in the Scheme Document, or any withdrawal, modification or qualification without Ball’s consent of the Rexam Board Recommendation or any failure to reaffirm or re-issue the Rexam Board Recommendation within five (5) Business Days of Ball’s request to do so, it being understood that the following shall not constitute a Rexam Adverse Recommendation Change: any holding statement(s) (including the mere issuance of a public communication that is similar in nature to a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or similar disclosure or communication) issued by the Rexam Board to Rexam Shareholders following a change of circumstances so long as (i) any such holding statement contains an express statement that such recommendation is not withdrawn and does not contain a statement that the Rexam Board intends to withdraw such recommendation and (ii) if the Rexam Board publicly clarifies that it maintains the Rexam Recommendation before the earlier of (x) five (5) Business Days following the date of the holding statement or (y) ten (10) Business Days prior to the Court Meeting;

“Rexam Directors”	means the directors of Rexam from time to time;

“Rexam Group”	means Rexam and its subsidiaries and subsidiary undertakings;

“Rexam Ordinary Shares”	means ordinary shares with a nominal value of 80 5/14 pence each in the capital of Rexam;

“Rexam Recommendation”

means the unanimous and unqualified recommendation by the Rexam Directors to (i) Scheme Shareholders to vote in favour of the Scheme and the Scheme Resolutions (including any resolutions required to approve and implement the Acquisition) when presented to such holders or (ii) Rexam Shareholders to accept the Offer if Ball elects to proceed with the Offer in accordance with the terms of this Agreement;

“Rexam Redeemable B Shares”	means the redeemable, non-voting preference shares with a nominal value of fifty-seven (57) pence each in the capital of Rexam;

“Rexam Share Plans”	means the Rexam Sharesave Plans, the Rexam Long Term Incentive Plan, the Rexam Deferred Bonus Plan, the Rexam ESOS and the Rexam Phantom Plan;

“Rexam Shareholders”	means holders of Rexam Shares;

“Rexam Shares”	means the Rexam Ordinary Shares and Rexam Redeemable B Shares;

“Sanction Date”	means the date the Court sanctions the Scheme, pursuant to Section 899 of the Act;

“Sanction Hearing”	means the Court hearing at which Rexam will seek an order sanctioning the Scheme, pursuant to Section 899 of the Act including any adjournment thereof;

“Scheme”

means the scheme of arrangement proposed to be made under Sections 895 to 899 of the Act between Rexam and the Scheme Shareholders to be contained in the Scheme Document, the principal terms of which are set out in the Offer Announcement, with or subject to any modification, amendment, revision, addition or condition approved or imposed by the Court and agreed to by Rexam and Ball;

“Scheme Document”	means the document to be dispatched to Scheme Shareholders setting out the terms and conditions of the Scheme including the particulars required by Section 897 of the Act;

“Scheme Meetings”	means the Court Meeting and the General Meeting;

“Scheme Record Time”	means the time and date specified in the Scheme Document;

“Scheme Resolutions”	means the resolutions to be proposed at the Scheme Meetings as set out in the notices of those meetings;

“Scheme Shareholders”	means holders of Scheme Shares;

“Scheme Shares”

means Rexam Shares in issue on the date of the Scheme Document together with any further Rexam Shares (if any) issued after the date of dispatch of the Scheme Document and prior to the Voting Record Time, other than any Rexam Shares held by Ball or any Affiliate of Ball;

“SEC”	means U.S. Securities and Exchange Commission

“Securities Act”	means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Shareholder Approval Long Stop Date”	means 19 August 2015;

“Sharesave Plans”	means the UK Sharesave Plan and the Rexam Savings Related Share Option Scheme 2007 (Republic of Ireland) (as amended);

“Specified Conditions”

means the Regulatory Pre-condition and the Conditions set forth in Section 2 (Specific anti-trust and regulatory clearances and approvals), Section 3 (Listing on the New York Stock Exchange, effectiveness and registration), Section 4 (Prospectus) and Section 5 (Notifications, waiting periods and Authorisations) of Part 2 of Appendix 1 of the Offer Announcement, with such consequential amendments as may be reasonably necessary as a result of any election by Ball to implement the Acquisition by way of the Offer;

“Trust”	means the Rexam employee benefit trust established by a trust deed dated 10 November 1994 between Rexam and Rexam Trustees (Jersey) Limited;

“UK Listing Authority”	means the FCA acting in its capacity as the competent authority for the purposes of Part VI of the FSMA;

“UK Sharesave Plan”	means the Rexam Savings Related Share Option Scheme 2007 (as amended);

“VAT”

means, within the European Union, such taxation levied in accordance with (but subject to derogations from) Council Directive 2006/112/EC and elsewhere, any taxation levied by reference to value added or sales;

“Voting Record Time”	means 6.00 p.m. (London time) on the day prior to the day immediately before the date of the Court Meeting or any adjournment, postponement or reconvention thereof; and

“£” or “pounds” or “pence”	means the lawful currency of the United Kingdom.

20.3                        In this Agreement:

20.3.1                            the recitals, schedules and annexures form an integral part of this Agreement;

20.3.2                            the headings are for convenience only and shall not affect its interpretation;

20.3.3                            expressions used in this Agreement shall have the same meanings as in the Act (excluding its Schedules), unless the context requires otherwise or they are otherwise defined in this Agreement;

20.3.4                            a reference to the provisions of law includes a reference to any provision which from time to time amends, extends, consolidates or replaces that provision and any subordinate legislation made under any such provisions;

20.3.5                            words denoting the singular number shall include the plural, the masculine gender shall include the feminine gender and neuter, and vice versa;

20.3.6                            references to sub-clauses, clauses and Schedules are, unless otherwise stated, to sub-clauses, clauses of and Schedules to this Agreement;

20.3.7                            reference to “acting in concert”, “all reasonable efforts” and “offer” shall be construed in accordance with the Code;

20.3.8                            references to a “party” means a party to this Agreement and “parties” means all parties in this Agreement;

20.3.9                            a “subsidiary undertaking” is to be construed in accordance with Section 1162 of the Act and a “subsidiary” or “holding company” is to be construed in accordance with Section 1159 of the Act;

20.3.10                     references to persons shall include individuals, corporations (wherever incorporated), unincorporated associations (including partnerships), trusts, any form of governmental body, agency or authority, and any other organisation of any nature (in each case, whether or not having separate legal personality); and

20.3.11                     a reference to any English legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter will be deemed to include a reference to the corresponding or most similar legal term in any jurisdiction other than England, to the extent that such jurisdiction is relevant to the transactions contemplated by this Agreement or the terms of this Agreement.

20.4                        In construing this Agreement, the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced or followed by the word “other” or “including” or “in particular” shall not be given a restrictive meaning because they are followed or preceded (as the case may be) by particular examples intended to fall within the meaning of the general words.

SCHEDULE 2

REXAM INCENTIVE ARRANGEMENTS

Rexam and Ball agree that the following arrangements will, where appropriate subject to the Acquisition becoming effective in all respects, be implemented with respect to Rexam’s existing incentive arrangements. For the avoidance of doubt, references to Rexam employees in this Schedule 2 shall include the executive directors of Rexam, unless otherwise stated.

In the event that the Acquisition is effected by way of an Offer, references to “Sanction Date” in this Schedule 2 shall be read as if they referred to the date on which the Offer becomes or is declared unconditional in all respects.

1.                                      Provisions of general application

1.1                               If the Acquisition is effected by way of Scheme, Rexam and Ball agree that shareholder approval will be sought for an amendment to the articles of association of Rexam so that any Rexam Shares issued after the Scheme Record Time pursuant to the exercise of options or vesting of awards under the Rexam Share Plans will be compulsorily acquired by Ball and/or its nominee on the same terms as were available to other Rexam Shareholders under the Scheme (but excluding any mix and match election).

1.2                               Ball agrees that participants in the Rexam Share Plans shall be able, in accordance with and to the extent permitted under the provisions of the relevant Rexam Share Plans, and pursuant to the provisions of this Schedule 2, to exercise their options or realize their vested awards and, where applicable, receive the same consideration in respect of the Rexam Shares that they acquire or receive under such options or awards as is offered to Rexam Shareholders under the Scheme. In the event that the value of the cash amount received by any participant in a Rexam Share Plan in connection with the Scheme is less than the amount of income tax and employee’s social security contributions which arises and is payable at or around the point of exercise or vesting (“Employee Tax Liability”), Ball agrees that Rexam shall be permitted to make appropriate arrangements to enable participants to pay such Employee Tax Liability provided always that such arrangements shall not oblige either Rexam or Ball to incur additional costs.

1.3                               Ball acknowledges and agrees that annual pay reviews for Rexam employees shall be carried out by Rexam in the ordinary course of business and in line with past practice.

1.4                               As at the date of this Agreement but discounting awards and options granted under a Rexam Share Plan due to vest or be exercised in the normal course in February and March 2015, the Trust holds not less than 1,457,587 unallocated Rexam Shares.  Subject always to Rexam’s ability to make recommendations to the trustee of the Trust to use the unallocated Rexam Shares to satisfy awards vesting in the normal course prior to the Effective Date, the parties agree that the trustee of the Trust will be requested to agree to satisfy certain options and awards vesting or becoming exercisable as a consequence of the Acquisition, using these unallocated Rexam Shares in priority to Rexam issuing Rexam Shares to satisfy such options and awards. In the event that the trustee of the Trust does not agree to such a request, the unallocated Rexam Shares shall remain in the Trust.

1.5                               Rexam confirms that the table in the Appendix of this Schedule 2 correctly details the number of Rexam Shares subject to awards under each of the Rexam Share Plans as at the date of this Agreement.

1.6                               Rexam agrees to co-operate with Ball and use its reasonable endeavours to provide such details to Ball in relation to the Rexam Share Plans and agree any amendments required to be made to the Rexam Share Plans as Ball reasonably requires in order to facilitate the implementation of the arrangements set out in this Schedule 2, provided that any such amendments are of an administrative nature only.

1.7                               Rexam agrees to assist Ball and their advisors to prepare, in a form to be agreed between Rexam and Ball, communications (or, if applicable, multiple series of communications) to each of the participants in the Rexam Share Plans to enable Ball to satisfy its obligations under Rule 15 of the Code, and to send, or arrange for the sending of such communications (or series of communications, as the case may be) to participants at the appropriate time(s) (such time(s) to be agreed between the parties).

2.                                      Sharesave Plans

As certain options under the Sharesave Plans will become exercisable following the Sanction Date (and in the case of the UK Sharesave Plan for twenty days prior to the Sanction Date) over less than the full number Rexam Shares that could otherwise be acquired on maturity of the related savings contracts, Ball agrees that it will make (or procure that Rexam will make) a one off cash payment to those participants in the Sharesave Plans who exercise their options conditional on Court Sanction of an amount equal to the additional profit which the participants would have received had they been able to exercise their options over the full number of Rexam Shares otherwise available on the maturity of their savings contracts.  For the avoidance of doubt, any such cash payment would be subject to deductions for income tax and employee’s social security contributions.

3.                                      Deferred Bonus Plan

The parties acknowledge and agree that those awards subsisting under the DBP at the Sanction Date will vest on that date as a consequence of the Acquisition pursuant to the rules of the DBP.

4.                                      Executive Share Option Scheme and Phantom Plan

The parties acknowledge and agree that options under the ESOS and Phantom Plan are already exercisable and that the Rexam remuneration committee will exercise its discretion to provide that the options under the ESOS and Phantom Plan lapse on or before the Effective Date.

5.                                      Long Term Incentive Plan

5.1                               Ball acknowledges and agrees that awards under the LTIP will vest and/or become exercisable in consequence of the Acquisition and that the Rexam remuneration committee has confirmed that:

(a)                                 it anticipates (based on the measurement of achievement of the applicable performance conditions to date) its determination of the extent to which the performance conditions relating to the 2014 LTIP Awards and 2015 LTIP Awards are satisfied will not result in the number of Rexam Shares that vest pursuant to those awards exceeding 40% and 50% respectively of the maximum number of Rexam Shares subject to such awards;

(b)                                 it will test the performance conditions relating to the 2014 LTIP Awards and 2015 LTIP Awards by reference to the applicable reduced performance period and as to the actual satisfaction of the applicable performance conditions shortly prior to the Effective Date (resulting in a “performance adjusted award”). For the avoidance of doubt, no discretion shall be applied to increase the extent to which the 2014 LTIP Awards and 2015 LTIP Awards vest pursuant to actual satisfaction of the applicable performance conditions; and

(c)                                  it will apply a time pro rata reduction of the performance adjusted awards on vesting to reflect the time elapsed between the date commencing on the first day of the performance period applicable to the corresponding award and the Effective Date.

5.2                               Within 10 Business Days of the Effective Date, Ball will pay (or procure that Rexam will pay) any holder of a 2013 LTIP Award who (i) is employed by the Group at the Effective Date, (ii) has obtained an appraisal rating of “good” or above in his most recent annual appraisal and (iii) where applicable in view of the relevant Rexam employee’s role, has been certified by the Rexam remuneration committee (as constituted immediately prior to the Effective Date) as contributing to the successful completion of the Acquisition (such employees having been identified by the Rexam remuneration committee as soon as reasonably practicable following the date of this Agreement and notified in writing to Ball), a one off cash payment calculated as follows:

(M — N) x Y

Where:

M is the maximum number of Rexam Shares in respect of which the 2013 LTIP Award was granted,

N is the number of Rexam Shares in respect of which the 2013 LTIP Award actually vested (on the normal vesting date or the Sanction Date), and

Y is the higher of (i) 628 pence and (ii) the cash consideration payable under the Acquisition per Rexam Share plus the number of Ball Shares payable under the Acquisition per Rexam Share multiplied by the closing price of a Ball Share (as expressed in pounds sterling and as converted using the exchange rate prevailing as at the Effective Date) on the Effective Date.

5.3                               Ball will offer each holder of a 2014 LTIP Award and each holder of a 2015 LTIP Award, in each case, who is in the employment of the Rexam Group at the Effective Date and has not already become a leaver under the LTIP rules (each an “Original Award”), the opportunity to exchange their Original Awards for awards in respect of Ball Shares or Ball notional shares (each a “Replacement Award” and comprising of a “Change of Control Replacement Award” and a “Post-Change of Control Replacement Award”) on the following terms:

(a)                                 The Change of Control Replacement Award (Vesting on closing)

The Change of Control Replacement Award shall be calculated as follows:

(A x P x (T/1095) x Y) + D

Where:

A is the number of Rexam Shares subject to the Original Award,

D is the value of any dividend equivalents (if applicable) accrued on the Original Award at the Effective Date calculated in accordance with normal and historic practice and the LTIP rules,

P is the higher of (i) actual performance vesting (calculated in accordance with paragraph 5.1(b) above) and (ii) 40% performance vesting in respect of the 2014 LTIP Award or 50% performance vesting in respect of the 2015 LTIP Award,

T is the number of days in the period commencing on the first day of the performance period applicable to the corresponding Original Award and ending on the Effective Date (but shall not be more than 1,095), and

Y is the higher of (i) 628 pence and (ii) the cash consideration payable under the Acquisition per Rexam Share plus the number of Ball Shares payable under the Acquisition per Rexam Share multiplied by the closing price of a Ball Share (as expressed in pounds sterling and as converted using the exchange rate prevailing as at the Effective Date) on the Effective Date.

(b)                                 The Post-Change of Control Replacement Award (Vesting post-closing)

The Post-Change of Control Replacement Award shall be calculated as follows:

A x Q x Z

Where:

A is the number of Rexam Shares subject to the Original Award,

Q is the difference between (i) 75% in respect of 2014 LTIP Award (or actual performance (expressed as a percentage) calculated in accordance with paragraph 5.1(b), if higher) or 50% in respect of 2015 LTIP Award (or actual performance (expressed as a percentage) calculated in accordance with paragraph 5.1(b), if higher) and (ii) P x (T/1095) (see paragraph 5.3(a) above), and

Z is the higher of (i) 628 pence and (ii) the cash consideration payable under the Acquisition per Rexam Share plus the number of Ball Shares payable under the Acquisition per Rexam Share multiplied by the closing price of a Ball Share (as expressed in pounds sterling and as converted using the exchange rate prevailing as at the date on which the award vests) on the date on which a holder of a Post Change of Control Replacement Award ceases to be an employee of the Ball Group and is a Good Leaver, or the date on which the Original Award would have otherwise vested in the ordinary course (as the case may be).

(c)                                  The Change of Control Replacement Award shall vest on the Effective Date and be payable in cash within 10 Business Days thereafter.

(d)                                 The Post-Change of Control Replacement Award shall vest on the earlier of the date on which the holder of such an award becomes a Good Leaver or the date on which the

Original Award would have otherwise vested in the ordinary course and may be settled in cash or by the transfer or issue of Ball Shares, as determined at the discretion of the Ball.

(e)                                  Where any Replacement Award (or part thereof) is settled in cash, the cash payment shall be converted into the currency in which the holder’s basic salary is paid at the prevailing exchange rate on the vesting date.

(f)                                   If the holder of a Replacement Award ceases to be an employee of the Group otherwise than as a Good Leaver then the Replacement Award shall lapse immediately.

(g)                                  All payments on vesting of the Replacement Awards will be subject to any withholding for income tax and social security contributions that Rexam is required to make.

5.4                               Rexam and Ball agree that if the Acquisition does not occur, Ball shall not have any liability to make any payment to Rexam employees pursuant to this paragraph 5.

6.                                      Severance Arrangements

6.1                               Ball confirms that the existing employment rights of all Rexam employees will be fully observed and pension obligations complied with. In addition, Ball has confirmed to Rexam that for a period of two years from the Effective Date, Rexam employees will continue to benefit from terms relating to redundancy and severance (including, for the avoidance of doubt, terms relating to redundancy and severance for international assignees pursuant to Rexam’s international assignment policies) which apply as at the date of this Agreement.

6.2                               Ball agrees that, notwithstanding any contractual ability to do otherwise pursuant to the relevant Rexam employee’s service contract, if the employment of any Rexam employee who is a Good Leaver is terminated within two years of the Effective Date Ball shall:

(a)                                 not require such Rexam employee to serve any period of his/ her notice period; and

(b)                                 subject to the Rexam employee entering into a customary severance/settlement agreement (including an appropriate release of claims against the Group) if: (i) required to do so by Ball; and (ii) such agreements are lawful and effective in the relevant jurisdiction, in respect of any severance payment or payment in lieu of notice payable to such Rexam employee, pay (or procure that Rexam pays) such payments in a single lump sum within 30 Business Days of the date on which such employee’s employment terminates.  For the avoidance of doubt, the payment shall not be reduced by reason of the accelerated receipt or to take account of any duty to mitigate which may apply to the Rexam employee and this clause 6.2(b) shall not entitle a Good Leaver to notice or a severance payment in circumstances where this would not otherwise be due.

6.3                               In order to ensure equality of treatment of Rexam employees across employee bands in the period of two years after the Effective Date, Ball has agreed that Rexam may equalize the minimum payment (to include pay in lieu of notice and any amount paid during any notice or garden leave period) that it is required to provide its employees (or, where employees are employed at will, the applicable severance terms) (the “Notice Payment”) in order that in that two year period:

(a)                                 Rexam employees in bands 1 and 2 have a minimum Notice Payment of 12 months’ salary; and

(b)                                 Rexam employees in band 3 have a minimum Notice Payment of 9 months’ salary.

7.                                      Notification of Ongoing Employment

Ball acknowledges that Rexam employees will want to understand their future within the combined business as soon as reasonably practicable.  In light of that Ball has agreed that:

(a)                                 prior to the Effective Date, it will notify all employees within Rexam’s broad band 0 and broad band 1 whether or not it has identified a permanent role for them following the Effective Date;

(b)                                 in the three months following the Effective Date, it will use its best efforts to notify all employees within Rexam’s broad band 2 whether or not it has identified a permanent role for them following the Effective Date; and

(c)                                  in the six months following the Effective Date, it will notify all employees within Rexam’s broad band 2, to the extent not already notified pursuant to (b) above, and broad band 3 whether or not it has identified a permanent role for them following the Effective Date;

8.                                      Retention Arrangements

8.1                               Ball has agreed that, for the purpose of protecting the business to be acquired pursuant to the Acquisition, Rexam may make cash retention awards to employees whose recruitment and/or retention is considered critical for achieving the successful completion of the Acquisition.  For the avoidance of doubt, the Rexam executive directors may not receive retention awards pursuant to this paragraph 8.1.

8.2                               Without prejudice to paragraph 6.3, Rexam and Ball agree to work in good faith to determine by the date which is the earlier of (a) three months prior to the Effective Date; and (b) 15 months following the date of this Agreement what additional amount Ball may want to pay to Rexam employees who may be required to work for a period of between 6 and 12 months following the Effective Date, such terms being offered on a case by case basis to reflect individual employee’s circumstances including but not limited to the expected duration of their employment following the Effective Date and existing entitlements on termination, and to be made by way of an appropriate mechanism to include, without limitation:

(a)                                 a lump sum payment to be based on an agreed formula (to be paid in addition to any existing entitlement);

(b)                                 an increase in base salary during the retention period; and/or

(c)                                  an increase in severance pay.

APPENDIX

	Number of Rexam Shares subject to awards
Rexam Share Plan	Grant:	Number of shares
Rexam Long Term Incentive Plan 2009 Share Settled Awards	March 2012	3,725,860
	September 2012	17,869
	November 2012	181,452
	April 2013	2,710,759
	September 2013	122,222
	April 2014	2,739,443
	September 2014	102,453
	Total	9,600,058
Rexam Long Term Incentive Plan 2009 Cash Settled Awards	March 2012	2,951,802
	September 2012	98,369
	November 2012	44,433
	April 2013	2,216,850
	September 2013	147,227
	April 2014	2,474,694
	September 2014	141,575
	Total	8,074,950
Rexam Deferred Bonus Plan	2012	88,547
	2013	83,880
	2014	30,489
	Total	202,916
Rexam ESOS	June 2007	289,665
	September 2007	7,227

	March 2008	232,971
	Total	529,863
Rexam Phantom Plan	June 2007	155,292
	September 2007	16,357
	March 2008	157,284
	September 2008	22,218
	Total	351,151
Rexam UK Sharesave Plan	September 2008	1,197
	October 2009	123,575
	December 2009	49,576
	September 2010	55,203
	September 2011	32,197
	December 2011	22,464
	September 2012	243,703
	September 2013	149,410
	September 2014	301,470
	Total	978,795
Rexam Irish Sharesave Plan	September 2008	9,334
	September 2010	11,334
	September 2011	2,150
	September 2012	62,169
	September 2013	22,695
	September 2014	18,328
	Total	126,010
Grand Total		19,863,743

DULY EXECUTED AND DELIVERED as a DEED on the date and year first above written:

SIGNED as a DEED and DELIVERED by
BALL CORPORATION,
a company incorporated in Indiana, United States of America, acting by person who, in accordance with the laws of that
territory, is acting under the authority of that company

/s/ Charles E. Baker
Name:	Charles E. Baker
Title:	General Counsel

SIGNED as a DEED and DELIVERED by
BALL UK ACQUISITION LIMITED
acting by:

/s/ Charles E. Baker
Name:	Charles E. Baker
Title:	Director

in the presence of:

/s/ Ani Kusheva
Name of Witness: Ani Kusheva
Address: of Skadden, 40 Bank Street, London, E14 5DS
Occupation: Solicitor

SIGNED as a DEED and DELIVERED by
REXAM PLC
acting by:

/s/ Graham Chipchase
Name:	Graham Chipchase
Title:	Director

in the presence of:

/s/ David Gibson
Name of Witness: David Gibson
Address: 4 Millbank, London SW1P 3XR
Occupation: Solicitor